QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

MD&A Ratio sheet	2000	2001	2002	Q1 2003	Q1 2002
Pretax income from cont. oper.	37,929	31,266	13,763	604	3,118
before adj. For min. int or income	n/a
or loss from equity investees	n/a
plus fixed charges:
—interest expensed or	36,116	28,776	46,503	10,480	10,292
capitalized	0	0	3,549	2,267	0
—amortized premiums, discounts and capitalized expenses related to indebtedness	710	710	2,395	623	492
—an estimate of the interest within rental expense	61	63	91	26	15
—preference security dividend req. of consolidated sub.	n/a

Total fixed charges	36,887	29,549	52,538	13,396	10,799

plus amortization of capitalized interest	2,728	2,728	3,065	820	682
plus distributed income to equity investors	n/a
plus the share of pre-tax losses of equity investees	n/a
less interest capitalized	0	0	3,549	2,267	0
less interest accrued subordinated Marenco loan	0	0	0	0	0
less preference security dividend req. of consolidated subsidiaries	n/a
less minority interest in pre-tax income	n/a

Earnings	77,544	63,543	65,817	12,553	14,599

Fixed charges	36,887	29,549	52,538	13,396	10,799

Ratio of earnings to fixed charges	2.10	2.15	1.25	0.94	1.35

Cash interest expense (Interest paid)	28,232	20,738	41,829	10,575	8,201
EBITDA	128,363	107,430	111,800	25,248	26,753

EBITDA/Cash Interest expense	4.55	5.18	2.67	2.39	3.26

Net debt	326,544	530,864	558,079	594,024	524,483

Net Debt/EBITDA	2.54	4.94	4.99	23.53	19.60

QuickLinks

  Exhibit 12.1